FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

SUPPL

CTAYLOR@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3138

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

October 8, 2008

08005476

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Barloworld Limited
File No. 82-35039

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Barloworld Limited, the documents listed on Schedule A.

Kindly acknowledge receipt of the enclosed materials by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope. If you have any questions, please call the undersigned at (212) 318-3138.

Very truly yours,

Cybil Taylor

Cybil Taylor

Enclosures

cc: Sibani Mngomezulu

10/21

Schedule A

1. Form CM 29, Contents of Register of Directors, Auditors and Officers, dated September 30, 2008

2. SENS Announcement, dated October 8, 2008, entitled "Barloworld Limited – Director Changes in Responsibilities"

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, September 30, 2008 01:02
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration Number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	29/08/1918
Business Start Date	29/08/1918
Enterprise Type	Public Company
Enterprise Status	In Business
Financial Year End	September
Tax Number	9000051715
Main Business/Main Object	FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING
Postal Address	P O BOX 782248 SANDTON 2146
Address of Registered Office	BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146

Auditors

Name	DELOITTE AND TOUCHE
Postal Address	PRIVATE BAG X6 GALLO MANOR 2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
NTSALUBA, SANGO SIVIWE	6007035830081	Director	28/07/2008	Postal: POSTNET SUITE 312, PRIVATE BAG X29, GALLO MANOR, 2052 Residential: 15 SINGER ROAD, WOODMEAD, 2191
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196

CM29

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, September 30, 2008 01:02

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 1918 / 000095 / 06

Enterprise Name **BARLOWORLD**

SEC Mail Processing Section

OCT 09 2008

Washington, DC 103

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO

CM29

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, September 30, 2008 01:02

Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

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BAW / BAWP - Barloworld Limited - Directors change 8 Oct 2008

BAW BAWP
BAW
BAW / BAWP - Barloworld Limited - Directors changes in responsibilities
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")
DIRECTORS` CHANGES IN RESPONSIBILITIES
In accordance with 3.59 of the Listings Requirements of the JSE Limited, the following changes are announced:
Mr Isaac Shongwe, currently Chief Executive Officer of Barloworld Logistics Africa and executive director of Barloworld Limited, will become CEO of the entire Barloworld Logistics division, including its international operations, with effect from 1 January 2009.
Ms Sibongile Mkhabela assumes chairmanship of the Empowerment and Transformation Committee and Messrs Clive Thomson and Isaac Shongwe become members of that Committee with effect from 6 October 2008.
Sandton
8 October 2008
Sponsor:
J.P. Morgan Equities Limited
Date: 08/10/2008 10:30:48 Produced by the JSE SENS Department.

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END